PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2654	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

3,350,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to an International Equity Index Basket

due April 9, 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are seeking exposure to an International Equity Index Basket comprised of the Russian Depositary Index, the Bovespa Index and the KOSPI 200 Index (each initially equally weighted), willing to forego interest payments on the Notes and willing to accept a repayment that may be less than the original public offering price of the Notes but will not be more than the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: 59022C517.

•	The settlement date for the Notes is expected to be February 9, 2007.

Payment on the maturity date:

•

The amount you receive on the maturity date will be based upon the direction of and percentage change in the value of the International Equity Index Basket from the starting value of the Basket on the pricing date to the ending value of the Basket determined on certain valuation dates shortly before the maturity date of the Notes.

•

If the value of the International Equity Index Basket has increased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the Basket, up to a maximum total payment of $12.22 per unit, as described in this pricing supplement.

•

If the value of the International Equity Index Basket has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$33,500,000
Underwriting discount (1)	$.20	$670,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$32,830,000

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is January 31, 2007.

Accelerated Return NotesSM is a service mark of Merrill Lynch & Co., Inc.

The RDXUSD® (Russian Depositary Index® in USD) was developed and is real-time calculated and published by Wiener Börse AG. The full name of the Russian Depositary Index and its abbreviation are protected by copyright law as trademarks.

“KOSPI” and “KOSPI 200” are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

“IBOVESPA” is a trademark owned by the São Paulo Stock Exchange (BOVESPA) and has been licensed for use by Merrill Lynch & Co., Inc. for this issuance. The Notes are not issued, sponsored, endorsed, sold or promoted by BOVESPA, neither BOVESPA makes any warranties or bears any liability with respect to the Notes.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE BASKET	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-29
ERISA CONSIDERATIONS	PS-32
USE OF PROCEEDS AND HEDGING	PS-33
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-33
EXPERTS	PS-33
INDEX OF CERTAIN DEFINED TERMS	PS-34

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return NotesSM Linked to an International Equity Index Basket due April 9, 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the International Equity Index Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on April 9, 2008. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of two equity indices, as reflected by changes in the value of the Basket, from the Starting Value and Ending Value (as defined below). The indices that comprise the Basket are the Russian Depositary Index, the Bovespa Index and the KOSPI 200 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index was assigned a weighting so that each Basket Component Index represented an equal portion of the Basket on January 31, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

A fixed factor (the “Multiplier”) was determined for each Basket Component Index by taking the weighting for that Basket Component Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Component Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Component Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Component Index are listed in the section entitled “The Basket”.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Component Indices (the “Underlying Stocks”).

How has the Basket performed historically?

The Basket did not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through January 2007 based upon the Multiplier for each

Basket Component Index calculated on the Pricing Date and historical levels of each Basket Component Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Component Index from January 2001 through January 2007. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the value of the Basket and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $12.22 per unit (the “Capped Value”).

(ii) If the Ending Value less than or equal to the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” equals 100.

The “Ending Value” means the average of the closing values of the Basket for five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in either Basket Component Index or certain futures or options contracts relating to a Basket Component Index.

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation of 22.20% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines from the Starting Value to the Ending Value, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the value of the Basket from the Starting Value to the Ending Value.

Examples

Set forth below are three examples of Redemption Amount calculations, including a Capped Value of $12.22.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 80

$10 ×	(80)	= $8.00
100

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 105

$10 +	($30 ×	(105 – 100))	= $11.50
100

Redemption Amount (per unit) = $11.50

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 150

$10 +	($30 ×	(150 – 100))	= $25.00
100

Redemption Amount (per unit) = $12.22	(Redemption Amount cannot be greater than the Capped Value)

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return may be affected by factors affecting international securities markets

The Basket Component Indices are computed by reference to the value of the equity securities of companies listed on the indicated non-U.S. exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The value of the Basket Component Indices will not be adjusted for changes in exchange rates that might affect the Basket Component Indices

Although the stocks composing the Basket Component Indices are traded in currencies other than U.S. dollars, and the Notes, which are linked to the Basket, are denominated in U.S. dollars, the amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Basket Component Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the Basket Component Indices. The amount we pay in respect of the Notes on the maturity date will be determined solely in accordance with the procedures described in “Description of the Notes — Payment on the Maturity Date”.

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests

Wiener Börse AG (the “Wiener Börse”), the São Paulo Stock Exchange (“BOVESPA”) and the Korean Stock Exchange (“KSE”) (together the “Index Publishers” and each an “Index Publisher”) are the publishers of the Russian Depositary Index, Bovespa Index and the KOSPI 200 Index, respectively. The Index Publishers can add, delete or substitute the stocks underlying the Basket Component Indices or make other methodological changes that could change the level of the Basket. You should realize that the changing of companies included in the Basket Component Indices may affect the Basket, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, an Index Publisher may alter, discontinue or suspend calculation or dissemination of its respective Basket Component Index. Any of these actions could adversely affect the value of the Notes. The Index Publishers have no obligation to consider your interests in calculating or revising the Basket Component Indices. See “The Basket”.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks included in the Basket Component Indices

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which represents an appreciation of 22.20% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines from the Starting Value, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the stocks included in the Russian Depositary Index and KOSPI 200 Index and received the dividends paid on those stocks, if any, because the levels of the Russian Depositary Index and KOSPI 200 Index are calculated by reference to the prices of the stocks included in the Russian Depositary Index and KOSPI 200 Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original public offering price. This is due to, among other things, the fact that the original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in the relevant foreign countries may also affect their economies and in turn the value of the related Basket Component Index and, thus, the trading value of the Notes may be adversely affected.

Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks underlying the Russian Depositary Index or the KOSPI 200 Index are expected to affect the trading value of the Notes. In general, if dividend yields of the stocks underlying the Russian Depositary Index or the KOSPI 200 Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on the stocks underlying the Russian Depositary Index or the KOSPI 200 Index decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Basket Component Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Basket Component Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Component Index. See the sections entitled “Description of the Notes—Adjustments to the Basket Component Indices” and “Description of the Notes—Discontinuance of the Basket Component Indices” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Component Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies corresponding to the Underlying Stocks included in the Basket Component Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Component Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C”, which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on April 9, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59022C517.

On the maturity date, a holder of a Note will receive an amount equal to the Redemption Amount per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $12.22 per unit (the “Capped Value”).

(ii) If the Ending Value is less than or equal to the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” equals 100.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Basket Business Day in the Calculation

Period, regardless of the occurrence of a Market Disruption Event (as defined below) on that scheduled Basket Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Basket Business Day” means a day on which the Basket Component Indices or any successor indices are calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where Underlying Stocks of a Basket Component Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Basket Component Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Basket Component Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Basket Component Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Component Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the applicable Basket Component Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Component Index; and

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 0.75% per annum, as more fully described below.

The table below includes a Capped Value of $12.22.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Underlying Stocks (1)(2)
50.00	–50%	$5.00	–50.00%	–51.49%	–50.59%
60.00	–40%	$6.00	–40.00%	–39.39%	–38.55%
70.00	–30%	$7.00	–30.00%	–28.40%	–27.59%
80.00	–20%	$8.00	–20.00%	–18.27%	–17.49%
90.00	–10%	$9.00	–10.00%	–8.85%	–8.08%
92.00	–8%	$9.20	–8.00%	–7.03%	–6.27%
94.00	–6%	$9.40	–6.00%	–5.24%	–4.48%
96.00	–4%	$9.60	–4.00%	–3.48%	–2.72%
98.00	–2%	$9.80	–2.00%	–1.73%	–0.97%
100.00(3)	0%	$10.00	0.00%	0.00%	0.75%
102.00	2%	$10.60	6.00%	5.07%	2.46%
104.00	4%	$11.20	12.00%	9.97%	4.14%
106.00	6%	$11.80	18.00%	14.73%	5.81%
108.00	8%	$12.22(4)	22.20%	17.98%	7.46%
110.00	10%	$12.22	22.20%	17.98%	9.09%
120.00	20%	$12.22	22.20%	17.98%	17.02%
130.00	30%	$12.22	22.20%	17.98%	24.57%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 9, 2007 to April 9, 2008, the term of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.75% per annum (which equals the weighted average of a dividend yield of 1.283% for the Russian Depositary Index, 0.00% for the Bovespa Index and 0.967% for the KOSPI 200 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This is the Starting Value.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The 0.00% dividend yield assumed for the Bovespa Index indicates that dividends are reinvested into the Bovespa Index and therefore are reflected in the Bovespa Index’s performance.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Adjustments to the Basket Component Indices

If at any time an Index Publisher makes a material change in the formula for or the method of calculating its respective Basket Component Index or in any other way materially modifies that Basket Component Index so that the Basket Component Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Component Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Component Index, as so adjusted. Accordingly, if the method of calculating a Basket Component Index is modified so that the level of the Basket Component Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust such Basket Component Index in order to arrive at a level of the Basket Component Index as if it had not been modified.

Discontinuance of the Basket Component Indices

If an Index Publisher discontinues publication of its respective Basket Component Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Component Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Component Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Component Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket Component Index in accordance with the procedures last used to calculate that Basket Component Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Component Index as described below, the successor index or level will be used as a substitute for that Basket Component Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Component Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day that is either (i) a Basket Business Day or (ii) a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Component Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Component Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page H15FED1, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page H15FED1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page H15FED1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page H15FED1).

THE BASKET

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the sections below. Each Basket Component Index has been assigned an equal weighting so that each Basket Component Index represented an equal portion of the value of the Basket on the Pricing Date.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Component Index

A fixed factor (the “Multiplier”) was determined for each Basket Component Index, based upon the weighting of that Basket Component Index. The Multiplier for each Basket Component Index was calculated on the Pricing Date and equals:

•	the weighting (as a percentage) for that Basket Component Index, multiplied by 100; and

•	divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

The Multipliers were calculated in this way so that the value of the Basket equaled 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Component Index in the event that Basket Component Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those material changes or modifications not been made.

The Multipliers for each Basket Component Index as of the Pricing Date are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on a Calculation Day and the Multiplier applicable to each Basket Component Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Component Index. Any increase in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Component Index (assuming no change in the level of the other Basket Component Index) will result in a decrease in the value of the Basket. On the Pricing Date, for each Basket Component Index, the weighting, the closing level, the Multiplier and the contribution to the initial Basket value were as follows:

Basket Component Index	Bloomberg Symbol	Country	Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Value
Russian Depositary Index	RDXUSD	Russia	33.33%	2,279.36	0.01462399	33.33
Bovespa Index	USIBOV	Brazil	33.33%	21,018.69	0.00158589	33.33
KOSPI 200 Index	KOSPI2	South Korea	33.33%	175.99	0.18940470	33.33

(1)	This is the closing level of each Basket Component Index on the Pricing Date.
(2)	The Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

Hypothetical Historical Data on the Basket

While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through January 2007 based upon historical levels of each Basket Component Index, the Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January	33.67	32.65	25.51	44.83	50.28	88.27	100.00
February	30.30	35.29	25.49	47.22	55.91	91.26
March	27.02	37.57	24.81	49.42	51.99	91.12
April	29.14	37.01	29.61	44.48	50.42	100.22
May	29.77	35.42	31.69	41.35	52.98	87.41
June	29.46	31.38	33.22	41.64	54.87	89.70
July	26.64	28.10	33.74	40.93	59.16	91.27
August	25.94	29.60	36.89	44.05	62.47	93.54
September	21.95	25.27	36.94	46.47	73.15	91.12
October	24.20	27.23	39.70	46.97	68.40	94.53
November	28.79	28.95	41.25	48.95	75.41	100.70
December	31.64	26.89	43.38	50.02	77.97	104.55

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

The Basket Component Indices

The Russian Depositary Index

All disclosure contained in this pricing supplement regarding the Russian Depositary Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Wiener Börse. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Russian Depositary Index (index symbol “RDXUSD”, the Russian Depositary Index denominated in United States dollars) is calculated, published and disseminated by the Wiener Börse. The Russian Depositary Index was set to a base value of 1,000 index points on October 8, 1997. The Russian Depositary Index is a capitalization-weighted price index consisting of the most actively traded depositary receipts on the blue chip stocks of the Russian stock market traded on the London Stock Exchange and reflects in real-time the movement of the underlying depositary receipts, as well as currency updates, which occur every two minutes. As of January 31, 2007, 11 depositary receipts were included in the Russian Depositary Index. The Russian Depositary Index is not adjusted for dividend payments on the constituent depositary receipts comprising the Russian Depositary Index. The Russian Depositary Index incorporates free float factors (the free float of a component stock is defined as the percentage of the shares of the issuing company which are available for trading) which are intended to ensure that the weight of a particular stock in an index roughly corresponds to the fraction of the registered capital that is actually available for public trading on the London Stock Exchange. The Russian Depositary Index also incorporates a representation factor to ensure that a component stock of the Russian Depositary Index cannot exceed a maximum weighting cap of 25%. The Russian Depositary Index is calculated on every trading day for depositary receipts on the London Stock Exchange regardless of whether trading takes place in the underlying stocks at the local exchange.

The selection criteria for depositary receipts included in the Russian Depositary Index are: liquidity of the depositary receipts, market capitalization and significance of the underlying stocks, price availability of the depositary receipt, representativeness for the sector, market interest and exchange listing. There is no limit to the maximum number of depositary receipts that may be contained in the Russian Depositary Index. Only ordinary depositary receipts, not National Privatization Units or investment funds set up as stock corporations, are eligible for inclusion in such country index. The selection of stocks for inclusion in the Russian Depositary Index is made on a quarterly basis by the RDX Committee, which consists of representatives of the Wiener Börse, members of Wiener Börse, financial institutions issuing financial products on the Russian Depositary Index, academic circles and market experts.

Historical Data on the Russian Depositary Index

The following table sets forth the closing level of the Russian Depositary Index at the end of each month in the period from January 2001 through January 2007. This historical data on the Russian Depositary Index is not necessarily indicative of the future performance of the Russian Depositary Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Russian Depositary Index during any period set forth below is not an indication that the Russian Depositary Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January	319.66	457.41	433.28	823.65	863.86	1,817.16	2,279.36
February	295.01	435.92	486.42	917.83	952.00	1,980.77
March	279.46	501.95	450.35	1,051.57	862.23	2,053.40
April	313.99	551.93	562.98	863.62	860.53	2,372.64
May	377.07	563.65	633.23	801.13	858.51	2,039.93
June	381.40	507.58	674.73	790.07	919.27	2,128.62
July	340.57	444.95	625.60	764.50	1,007.25	2,210.32
August	354.51	452.71	703.77	836.48	1,170.36	2,286.58
September	306.29	434.06	771.97	900.83	1,419.78	2,106.34
October	339.10	483.39	717.86	938.07	1,296.35	2,185.87
November	377.20	473.77	736.45	880.47	1,438.38	2,391.19
December	402.46	458.20	768.65	857.04	1,483.21	2,463.70

The following graph sets forth the historical performance of the Russian Depositary Index presented in the preceding table. Past movements of the Russian Depositary Index are not necessarily indicative of the future performance of the Russian Depositary Index.

License Agreement

ML&Co. and the Wiener Börse have entered into a non-exclusive license agreement providing for the license to ML&Co. of the right to use certain indices calculated by the Wiener Börse in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this pricing supplement:

“The Russian Depositary Index was developed and is real-time calculated and published by Wiener Börse AG. The full name of the Index and its abbreviation are protected by copyright law as trademarks. The Russian Depositary Index description, rules and composition are available online on www.indices.cc - the index portal of Wiener Börse AG.

Wiener Börse does not guarantee the accuracy and/or the completeness of the Russian Depositary Index or any data included therein and Wiener Börse shall have no liability for any errors, omissions, or interruptions therein.

A non-exclusive authorization to use the Russian Depositary Index in conjunction with financial products was granted upon the conclusion of a license agreement between ML&Co. and Wiener Börse AG. The only relationship to ML&Co. is the licensing of certain trademarks and trade names of Russian Depositary Index which is determined, composed and calculated by Wiener Börse without regard to ML&Co. or the Notes. Wiener Börse reserves the rights to change the methods of index calculation or publication, to cease the calculation or publication of the Russian Depositary Index or to change the Russian Depositary Index trademarks or cease the use thereof.

The Notes are not in any way sponsored, endorsed, sold or promoted by the Wiener Börse. Wiener Börse makes no warranty or representation whatsoever, express or implied, as to results to be obtained by ML&Co., owners of the Notes, or any other person or entity from the use of the Russian Depositary Index or any data included therein. Without limiting any of the foregoing, in no event shall Wiener Börse have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.”

The Bovespa Index

All disclosure contained in this pricing supplement regarding the Bovespa Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by BOVESPA. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The value of the Bovespa Index, as used in this pricing supplement, will be that of Ibovespa as reported in U.S. dollars on Bloomberg screen USIBOV. This value reflects the closing value of the Ibovespa index, as reported in real, divided the Brazil PTAX Rate, which is the average exchange rate for U.S. dollars calculated and reported by the Brazil Central Bank at the end of each day and reported on Bloomberg screen BZFXPTAX.

Ibovespa, also referred to as IBOVESPA, is the main indicator of the Brazilian stock market’s average performance. Ibovespa is a total return index calculated and reported in real–time by BOVESPA and reflects the variation of BOVESPA’s most traded stocks. BOVESPA has used a consistent methodology to calculate Ibovespa since its inception in 1968. BOVESPA calculates Ibovespa in real time, considering the prices of the last trades carried out in the cash market (round lot) with the stocks that compose its portfolio.

As of January 31, 2007, Ibovespa consists of 58 underlying stocks. The underlying stocks that make up Ibovespa represent more than 80% of trading volume and the financial value registered on BOVESPA’s cash market (round lot) and represent more than 70% of the market capitalization of all companies on BOVESPA.

The basic objective of Ibovespa is to be an average indicator of market performance in Brazil. For that purpose, its composition aims at reflecting as closely as possible the real configuration of the cash market operations (round lot) on BOVESPA. The value of Ibovespa is the current value, in Brazilian currency, of a theoretical stock portfolio constituted on February 1, 1968 by a hypothetical investment. No additional investment has been made since this date, apart from the reinvestment of the distributed benefits (such as dividends, subscription rights and stocks bonuses). Therefore, Ibovespa reflects not only the variation of the stock prices but also the impact of the distribution of benefits, and is considered an indicator that evaluates the total return of its components stocks. Although Ibovespa has been calculated according to the same methodology since inception, the index level has undergone multiple divisions since inception, including division by 100 on October 3, 1983; division by 10 on December 2, 1985; division by 10 on August 29, 1988; division by 10 on April 14, 1989; division by 10 on January 12, 1990; division by 10 on May 28, 1991; division by 10 on January 21, 1992; division by 10 on January 26, 1993; division by 10 on August 27, 1993; division by 10 on February 10, 1994; and division by 10 on March 3, 1997.

To be included in Ibovespa, stocks must meet certain criteria over the last 12 months, including:

•	be included in the group of stocks whose negotiability indexes combined represent 80% of the total value of all individual negotiability indexes;

•	have a trading value participation higher than 0.1% of the total; and

•	have a trading session presence of more than 80%

The participation of each stock in the portfolio has a straight relation with its representativity in the cash market—in terms of number of trades and financial value—adjusted to the sample’s size. This representativity is obtained by the negotiability index, calculated according to the following formula:

where:

IN =	negotiability index
ni =	number of trades carried out with stock “i” on BOVESPA cash market (round lot)
N =	total numbers of trades carried out on BOVESPA cash market (round–lot)
vi =	financial value generated by the trades carried out with share “i” on BOVESPA cash market (round–lot)
V =	total financial value of BOVESPA cash market (round–lot)

Note: In the calculation of the negotiability index, cross trades are not considered.

Once selected for Ibovespa, a stock will only be excluded when it no longer meets at least two of the inclusion criteria. In addition, companies that are under protection from creditors, file for bankruptcy, are subject to a long trading suspension or in other special situations will not be included in computation of Ibovespa.

In case of suspension of a component share, Ibovespa will use the price of the last trade registered on BOVESPA until the resumption of trading. If trading is not permitted for a period of 50 days, as of the date of suspension, or if it is unlikely that trading will be resumed, or in case of rebalancing of the portfolio, the underlying stock will be excluded from the portfolio. In such a case, BOVESPA will make necessary adjustments to ensure the continuity of Ibovespa.

Calculation of Ibovespa

Ibovespa is calculated as the sum of the weights of the underlying stock theoretical quantity multiplied by its last price. The value is given by the following formula:

where:

Ibovespa t = Ibovespa at moment “t”

n = total number of stocks that compose the theoretical portfolio

P = last price of stock “i” at moment “t”

Q = theoretical quantity of stock “i” in the portfolio at moment “t”

To ensure the representativity of Ibovespa over time, its portfolio is recalculated at the end of every four months. At the rebalancings, the changes in the relative participation of each stock in Ibovespa are identified, as well as their maintenance or exclusion, and possible inclusions of new underlying stocks are defined.

The theoretical portfolio will be valid for four months, for the periods of January to April, May to August and September to December. BOVESPA performs rebalancing every four months using the following procedure:

•

BOVESPA calculates the negotiability index for each traded stock during the last 12 months. These indices are ranked in decreasing order, and a column shows the accumulated sum of the indexes from the highest to the lowest one. Then the participation of each individual negotiability index is calculated in relation to the total sum, and the stocks whose accumulated participation reaches 80% are listed.

•

The listed stocks will compose the theoretical portfolio so long as they have a trading value participation higher than 0.1% of the total and a trading session presence of more than 80%. A stock which does not meet these criteria will be substituted by the following stocks in the list that meet those parameters.

•	The next step is to identify, between the stocks that belong to the current portfolio, if any of them will be excluded.

•	The negotiability index of the chosen stocks are listed again, and the participation percentage of each stock in relation to the total sum of all negotiability indexes is calculated.

•	The adjusted participation of each stock multiplied by the index value of the last day of the previous four month period will determine the initial “weight” (number of index points) of each stock.

•

Each stock’s theoretical quantity, resulting from the division of its share in the index composition (weight) by its closing price of the last day of the previous four month period, will remain constant for the four months of the new portfolio, and will only be modified in the case of a benefit distribution (dividends, stock bonuses, subscriptions, etc.) by the issuing company.

BOVESPA regularly discloses three previews of the new composition: 30 days before, 15 days before and one day before the new portfolio for the next four–month period. In special situations, however, BOVESPA may make earlier preview disclosure and/or increase the number of such disclosures in order to calm the market.

BOVESPA will adjust Ibovespa for all benefits distributed by the issuing companies of the shares included in the portfolio. The adjustment is made considering that the investor sold the stocks at the closing price of the last trading day prior to the benefit distribution and used the resources to buy the same shares without the benefit (i.e., at the “ex–theoretical” price).

Formula for adjustments in the theoretical quantity (in the case of benefit distribution)

where:

Qn = adjusted share quantity

Qo = previous share quantity

Pc = last price before the benefit distribution

Pex = ex–theoretical price, calculated based on Pc

General formula for calculation of the “ex–theoretical” price where:

Pex = ex–theoretical price

Pc = last price before the benefit distribution

S = percentage of subscription, in index number

Z = issuing value of the share to be subscribed, in Brazilian currency

D = dividends received per share, in Brazilian currency

J = interest on capital, in Brazilian currency

Vet = theoretical economic value per share, resulting from benefits distributed in another share type/asset

B = percentage of bonus (or split), in index number

Note: The Vet is calculated considering the financial amount obtained from the sale of shares of another type and/or other assets (debentures, shares of another company, etc.) received. For example, suppose that company A is distributing to its shareholders, free of charge, one share of company B for every two shares held of company A, and that the shares of company B are evaluated at $5.00/share. In this case, the V et will be equal to $2.50.

Spin–off Adjustments

The announcement of the issuing company’s decision to make a spin–off does not alter its situation in the theoretical portfolio. Once the spin–off has been made and while awaiting the resulting companies to be operational and registered, these companies will be considered as a trading unit and will remain in the index portfolio. The index theoretical portfolio will include the companies resulting from the spin–off. The participation presented by the original company in the theoretical portfolio will be distributed among the resulting companies. For each company included in Ibovespa, the share quantity and the theoretical price will be determined according to the spin–off ratio provided by the company.

At the time of the next four–month Ibovespa review, BOVESPA will employ the following procedures for the selection of the companies/shares that cumulatively meet the criteria for inclusion:

•	the companies resulting from the spin–off will be treated as a trading unit and their negotiability data will be considered in conjunction with those of the spun–off company;

•

the individual participation of each new stock in the portfolio will be defined at BOVESPA’s discretion and based on the elapsed period, in function of the effective negotiability of each stock or in function of the price level of each asset;

•

until an entire rebalancing period of the trading of the individual companies is complete (minimum of four months, maximum of seven months), BOVESPA will maintain in the index portfolio the stocks with the same theoretical quantity;

•

at the recompositions made after this minimum period, BOVESPA will continue to use on the analysis of the last 12 months the data as described above, but the participation of each company in Ibovespa will be defined in function of its individual performance considering the available period of individual trading; and

•

when 12 months have passed following the spin–off, BOVESPA will exclude those stocks that fail to present a suitable trading profile, based on their presence on the trading session, number of trades and financial value.

Public Offering Adjustments

Whenever a company launches a public offering that results in the acquisition of a significant proportion of the outstanding shares, BOVESPA may adopt one of the following procedures:

•	removal from Ibovespa of the percentage of outstanding shares bought by the company and distribution of the relative participation of this percentage proportionally to the other component stocks; or

•

removal of the stock from Ibovespa and distribution of its relative participation in the portfolio proportionally to the other component stocks (the same procedure adopted for companies that enter a regime of preventive composition with creditors, bankruptcy or are no longer listed on the stock exchange).

Merger Adjustments

When the company with shares included in Ibovespa survives in a merger with a company whose shares also belong to Ibovespa, the shares of the surviving company remain in Ibovespa, and its theoretical quantity is adjusted in function of the exchange ratio between the stocks of the surviving and of the merged companies.

When the company with shares included in Ibovespa survives in a merger with a company whose shares do not belong to Ibovespa, the shares of the survivor remain in Ibovespa with the same theoretical quantity.

When the company with shares included in Ibovespa does not survive in a merger with a company whose shares are not included in Ibovespa, BOVESPA will make a case–by–case determination and may, at its sole discretion:

•	exclude the stock from Ibovespa, redistributing its participation to the other stocks of the portfolio; or

•

substitute the stock of the surviving company for shares of the non–surviving company, making the necessary adjustments in the theoretical quantity in function of the exchange ratio between the stocks.

In any situation, on the occasion of the four–month reevaluations, the negotiability data of the non–surviving company will be added to those of the surviving company.

Historical Data on the Bovespa Index

The following table sets forth the closing level of the Bovespa Index at the end of each month in the period from January 2001 through January 2007. This historical data on the Bovespa Index is not necessarily indicative of the future performance of the Bovespa Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Bovespa Index during any period set forth below is not any indication that the Bovespa Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January	8,967.80	5,261.40	3,103.50	7,431.20	9,278.55	17,327.01	2,1018.69
February	7,771.60	5,977.20	2,885.50	7,467.23	10,845.27	18,087.03
March	6,680.80	5,705.30	3,362.60	7,613.73	9,929.39	17,476.50
April	6,829.40	5,539.60	4,346.40	6,659.39	9,816.15	19,327.44
May	6,208.70	5,100.50	4,526.40	6,246.90	10,578.44	15,884.70
June	6,318.00	3,916.70	4,517.50	6,806.64	10,661.90	16,931.20
July	5,658.10	2,847.80	4,577.20	7,380.67	10,897.75	17,043.82
August	5,033.00	3,435.70	5,116.00	7,773.64	11,868.82	16,946.78
September	3,982.10	2,214.00	5,477.48	8,132.82	14,217.97	16,770.68
October	4,198.70	2,789.80	6,296.83	8,071.21	13,398.50	18,328.26
November	5,114.80	2,890.10	6,844.34	9,203.50	14,466.85	19,359.11
December	5,852.40	3,189.60	7,697.45	9,870.48	14,298.02	21,066.89

The following graph sets forth the historical performance of the Bovespa Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance.

License Agreement

BOVESPA has given permission, in exchange for a fee, for the right to use indices owned and published by BOVESPA in connection with the Notes.

BOVESPA is under no obligation to continue the calculation and dissemination of the Bovespa Index. The Notes are not sponsored, endorsed, sold or promoted by BOVESPA. No inference should be drawn from the information contained in this pricing supplement that BOVESPA makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. BOVESPA has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Bovespa Index. BOVESPA is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. BOVESPA has no obligation or liability in connection with the administration or marketing of the Notes.

The agreement between BOVESPA and ML&Co. provides that the following information must be set forth in this pricing supplement:

“IBOVESPA is a trademark owned by the São Paulo Stock Exchange (BOVESPA) and has been licensed for use by (name of the Issuer) for this issuance. The product is not issued, sponsored, endorsed, sold or promoted by BOVESPA, neither BOVESPA makes any warranties or bears any liability with respect to the product. As per the index management, BOVESPA reserves the right to change any IBOVESPA’s characteristics if judged necessary. The IBOVESPA in USD disclosed by Bloomberg is calculated by Bloomberg based on daily IBOVESPA closing value (calculated by BOVESPA) divided by the daily dollar closing rate, and BOVESPA does not have any responsibility for Bloomberg calculation.”

The KOSPI 200 Index

All disclosure contained in this pricing supplement regarding the KOSPI 200 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by KSE. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Korea Stock Price Index 200, referred to as the KOSPI 200 Index (index symbol “KOSPI2”) is calculated, published and disseminated by the KSE and was first calculated and published on June 15, 1994. The base date of the KOSPI 200 Index was set as January 3, 1990 with a base value of 100 as of such date. The KOSPI 200 Index is a capitalization weighted index consisting of 200 constituent stocks. The constituent stocks are a selection of stocks listed on the KSE issued by companies in the following 8 industry categories: fisheries, mining, manufacturing, electricity & gas, construction, services, post & communication and finance. Any industry group whose market capitalization equals less than 1% of the total market capitalization of all the securities listed on the KSE will not be included in the KOSPI 200.

The basic selection criteria for inclusion in the KOSPI 200 Index is the average market capitalization for a company and the daily total trading volume for its common stock for the same period for which its capitalization is calculated. This average market capitalization is calculated by dividing the aggregate value attained by multiplying the closing price of the listed common stock of a company as of the last trading day of each month by the number of the listed common shares for a period equal to one year from April of the year preceding the selection date, by 12. The constituent stocks are first chosen from industry categories other than manufacturing on the basis of rank order of average monthly market capitalization, while ensuring that the accumulated market capitalization of the selected stocks is at least 70% of the total market capitalization of the same industry category. However, if the selected stock’s annual trading volume is below 85% of the constituent stocks in the same industry category, such stock will be excluded and the next ranking stock in market capitalization and which satisfies the trading value requirement will be selected. Stocks of companies in the manufacturing category will be selected after companies in the other industry categories (and only to the extent that the number of constituent stocks from non-manufacturing industry groups has not reached 200) in order of market capitalization rank and provided that the selected stock’s annual trading value is above 85% of companies in the same industry category. Notwithstanding the above criteria, if a stock does not satisfy the above criteria but the market capitalization of the issuing company is within the top 50 in terms of total market capitalization in its industry group, the KOSPI Maintenance Committee (which oversees the selection and periodic realignment of stocks in the KOSPI 200 Index) may include such stock in the KOSPI 200 Index.

The KOSPI 200 Index is subject to periodic realignment annually in April of each year and special realignment on an as needed basis. The method of periodic realignment is similar to the method for selection of constituent stocks described above, but the market capitalization of any replacement company must be within 90% of the market capitalization of the constituent companies of the same industry group. A stock will be removed from the KOSPI 200 Index if its market capitalization falls outside 110% of the constituent stocks in its relevant industry group. Even if a stock qualifies for inclusion in the KOSPI 200 Index pursuant to the 90% test, it will not be included if another stock is not deleted pursuant to the 110% test. A special realignment is made from time to time if a constituent stock is deemed inappropriate for inclusion due to the cancellation of listing, designation as a regulated stock, merger or other similar occurrences.

The KOSPI 200 Index is calculated by dividing the current total market capitalization of all the constituent stocks (obtained by multiplying the common stock price for such constituent stock by the total number of its outstanding stocks) by the base market capitalization of all the constituent stocks and multiplying the result with 100. The base market capitalization of the constituent stocks is adjusted for corporate actions which include but are not limited to new listings, delistings, rights offerings, private placements, public offerings, capital reductions with consideration, mergers and conversion of convertible bonds.

Historical Data on the KOSPI 200 Index

The following table sets forth the closing level of the KOSPI 200 Index at the end of each month in the period from January 2001 through January 2007. This historical data on the KOSPI 200 Index is not necessarily indicative of the future performance of the KOSPI 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the KOSPI 200 Index during any period set forth below is not any indication that the KOSPI 200 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January	77.98	92.99	75.22	110.89	121.06	180.65	175.99
February	72.14	102.62	72.85	115.92	130.85	177.45
March	65.16	111.84	68.05	115.98	124.78	176.21
April	72.45	106.39	76.45	112.40	117.58	184.10
May	76.09	100.80	80.53	104.14	124.84	171.01
June	73.20	93.69	85.47	101.85	129.43	167.45
July	66.98	90.16	91.52	95.27	143.32	168.51
August	67.42	92.55	97.59	102.89	140.09	175.44
September	58.91	81.37	89.55	107.69	157.55	178.05
October	66.44	83.10	101.44	107.99	148.84	176.84
November	80.03	92.05	103.61	113.40	165.95	184.96
December	86.97	79.87	105.21	115.25	177.43	185.39

The following graph sets forth the historical performance of the KOSPI 200 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance.

License Agreement

Merrill Lynch International & Co., CV and the KSE have entered into a non-exclusive license agreement providing for the license to Merrill Lynch International & Co., CV and its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by the KSE in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this pricing supplement:

“‘KOSPI’ and ‘KOSPI 200’ are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

The Notes are not sponsored, endorsed, sold or promoted by the Korea Stock Exchange (“KSE”). KSE makes no representation or warranty, express or implied, to owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the KOSPI 200 Index to track general stock market performance. KSE’s only relationship to ML&Co. is the licensing of certain trademarks and trade names of KSE and of the KOSPI 200 Index which is determined, composed and calculated by KSE without regard to ML&Co. or the Notes. KSE has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculation the KOSPI 200 Index. KSE is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are converted into cash. KSE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

KSE DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN AND KSE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KSE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN. KSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI 200 INDEX OR ANY DATA INCLUDED THERE. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Basket	PS-3
Basket Business Day	PS-12
Basket Component Index	PS-3
Business Day	PS-14
Calculation Agent	PS-6
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-4
Ending Value	PS-4
Index Publisher	PS-8
Market Disruption Event	PS-12
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14
Underlying Stocks	PS-3

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

3,350,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to an International Equity Index Basket

due April 9, 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

January 31, 2007

Accelerated Return NotesSM is a service mark of Merrill Lynch & Co, Inc.